Adira Energy Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three month period ended March 31, 2013

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three month period ended March 31, 2013, which has been prepared on the basis of information available up until May 30, 2013. Management’s Discussion and Analysis should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2012 and in conjunction with the Company’s financial statements and Management’s Discussion and Analysis for the three month period ended March 31, 2012, together with the notes thereto. These documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Date

This report is dated May 30, 2013.

Overall Performance Information on the Company

Adira is an oil and gas early-stage exploration company.

Through its subsidiaries, the Company has been granted three petroleum licenses in the State of Israel, being the license No. 378 (the “Gabriella License”), the license No. 380 (the “Yitzhak License”) and the license No. 388 (the “Samuel License” and together with the Gabriella License and the Yitzhak License, the “Licenses”).

The Company’s current trading symbol on the TSX Venture exchange (the “Exchange”) is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Significant Developments

On February 11, 2013, the Company announced that Adira Israel (as defined below) suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations on that license. See ”Business Overview – Gabriella License” below for more details.

On March 27, 2013, the Adira Geo Global (as defined below) applied to the Ministry (as defined below) for an extension of the dates in the work program on the Samuel License for the execution of a drilling contract and for the spud of the first well.

Business Overview

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to the Company on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On February 23, 2012, the Petroleum Commissioner of Israel (the “Commissioner”) approved an extension of the expiration of the Gabriella License to February 28, 2013, and on June 11, 2012, the Commissioner approved the extension of the expiration to September 1, 2013, with a corresponding extension of certain milestones. The following table sets out the work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Spud the first well	June 30, 2013
2. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling in 2013
3. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling in 2013

In January 2010, the Company, through its subsidiary Adira Energy Israel Ltd. (“Adira Israel”), entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of its participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry of Energy and Water Resources (formerly the Ministry of National Infrastructures) of the State of Israel (the “Ministry”); however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011.

Adira Israel has the option to reacquire from MELP a 15% participating interest in the Gabriella License at any time until the earlier of (a) six months after a discovery and (b) the end of the license period, including all renewals. This option is not registered with the Ministry, but exists by private contract with MELP.

All exploration and extraction activity on the Gabriella License, and the relationship of the participating interest holders, is governed by a joint operating agreement (the “Gabriella JOA”). Pursuant to the Gabriella JOA, Adira Israel is the operator of the Gabriella License. As of January 27, 2012, the Gabriella License participants pay an operator fee of $25,000 per month, plus an additional sliding-scale percentage of exploration expenses incurred, ranging from 4.8% of annual exploration expenses (if less than $2 million) to 1.2% of annual exploration expenses (if over $6 million).

According to the Gabriella JOA, Adira Israel may be removed as the operator of the Gabriella License if it is declared bankrupt, becomes insolvent, dissolves or liquidates, or upon the vote of two or more non-operators holding a combined interest of at least 75% of the working interests in the Gabriella License. Adira Israel has a right of first refusal to match proposals generated from third party operators; however Adira Israel does not currently meet the definition of an operator under recent changes to Israeli regulations defining “operator”, and therefore it is unlikely that Adira Israel would exercise this right. The changes in Israeli law do not impact Adira Israel’s current status as operator until a third party bids for the role.

Pursuant to the Gabriella 2010 Agreement, Adira Israel is entitled to receive 4.25% of the 7.5% management fees payable by MELP to MEGP and a royalty in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP).

On July 19, 2012, the Company announced that MELP executed a drilling contract (the “Drilling Contract”) with Noble International Ltd (“Noble Drilling”) to secure access to the Noble Homer Farrington drilling unit rig (the “Rig”) for a minimum of 75 days to drill one well, and possibly one sidetrack, on behalf of the Gabriella License consortium. The Drilling Contract, which has since been terminated, required that MELP provide a letter of credit or cash collateral within specified timeframes outlined in the Drilling Contract. Pursuant to the Drilling Contract, the parties determined that a letter of credit will be issued to secure the Rig.

On June 12, 2012, Adira Israel signed a Memorandum of Understanding (“MOU”) with MELP, pursuant to which the Adira Israel agreed to provide its working interest share of the collateral due to Noble Drilling. The MOU provided that if Adira Israel failed to pay its share of the collateral, it would: (a) withdraw from the Gabriella JOA; (b) assign its participating interest in the Gabriella License to the other participants in proportion to their holdings; and (c) relinquish all back-in rights, overriding royalty interests (“ORRI”), management fees, rights of first refusal and tag along rights to MELP. Pursuant to the MOU, Adira Israel has also granted MELP the MELP Yitzhak Option (as described below). See "Yitzhak License" below.

On December 21, 2012, Adira Israel entered into an agreement with MELP and Brownstone (the “Gabriella 2012 Agreement”), wherein certain terms regarding the parties’ use of the Rig were revised to require MELP to provide a letter of credit to Noble Drilling in two phases ($20 million by January 3, 2013 (the “First LC Amount”) and $13.2 million by January 31, 2013 (the “Second LC Amount”)). The Gabriella 2012 Agreement also confirmed a reduction in the daily drilling rate due to Noble Drilling by MELP under the Drilling Contract and, to the extent used, the reduction in stand-by rates. The parties also agreed to take possession of the Rig in direct continuation from its then current drilling program, which meant the parties would need to accelerate, by up to three months, the program previously contemplated for the Gabriella License. According to the Gabriella 2012 Agreement, Adira Israel's share of the aggregated letter of credit amounted to $5 million, which was required to be placed by January 31, 2013. On January 3, 2013, MELP announced that the Drilling Contract had been further amended such that the First LC Amount was reduced to $12 million, but the Second LC Amount was increased to $21.2 million.

The Gabriella 2012 Agreement, also provided that if MELP secures a farm-in participant for a portion of its participating interest, than Adira Israel may agree to farm-down a portion of its participating interest, subject to a maximum of 30% of such participating interest. Adira Israel’s proportional reduction obligation only apply to participants that farm into MELP’s participating interest, up to a date that is the earlier of (a) the commencement of the first test of the first well on the Gabriella License; and (b) the plugging and abandoning or suspending of the first well on the Gabriella License. Any consideration received by MELP from any farm-in participant will be shared equally between Adira Israel and MELP, provided that at a minimum, Adira Israel will receive 50% of past costs incurred by MELP, estimated to be $1.3 million per each 10% farmed out, as well as an ORRI of 1.5%. Additionally, Adira Israel has a 10% tag along right to farm-out, on the same terms as MELP, in the event that MELP farms down its participating interest and such participant complies with certain criterion.

Finally pursuant to the Gabriella 2012 Agreement, MELP granted to Adira Israel an option to acquire a 15% participating interest in the Yam Hadera License (as defined below). See "Yam Hadera Option" below.

On January 31, 2013, the Company announced that Adira Israel did not place its share of First LC Amount due to allegations by Adira Israel that MELP is in default of various obligations under the Gabriella JOA and other contracts described above. On February 11, 2013, the Company announced that Adira Israel suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations. MELP similarly alleges that Adira Israel is in default of various obligations under the Gabriella JOA and other contracts described above. Thus far, accusations to and from MELP have been in the form of letters and oral communications, not legal action.

Notwithstanding the allegations made by MELP against Adira Israel, and by allegations made by Adira Israel against MELP, Adira Israel maintains that Adira Israel’s rights under the Gabriella JOA and the other contracts described above remain valid. However, there is no assurance that any of these rights could effectively be pursued and realized. Additionally, while the working interest percentage ownership of the participants remains 70% MELP, 15% Brownstone and 15% Adira Israel; both MELP and Adira Israel assert that the other has a 0% interest and is obligated to withdraw from the Gabriella JOA and the Gabriella License.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Israel (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. During 2012, the Commissioner approved an extension of the expiration of the Yitzhak License to December 1, 2013, including the extension of certain milestones.

The following table sets out the work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	June 30, 2013
2. Spud the first well.	October 30, 2013
3. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and results of tests (if performed).	Within three months from completion of the drilling
4. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling

On January 9, 2012, Adira Israel received approval from the Commissioner to farm-out a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Following those transfers, Adira Israel held a 60% working interest in the Yitzhak License, Brownstone a 15% working interest, AGR a 5% working interest and Ellomay a 20% working interest. Adira Israel and AGR Petroleum Services Holdings AS are the co-operators of the Yitzhak License, and AGR is the statutory operator of record.

The farm-out agreement between Adira Israel and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR issued to Adira Israel a 3% ORRI on AGR’s share of production, until repayment of AGR's expenditures in the work program and a 4.5% ORRI from that point forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of Adira Israel as “co-operator” which is a construction of private contract; and (d) AGR will be appointed as engineering services contractor on the Yitzhak License with continued involvement of Adira Israel as part of the core professional team led by AGR.

The farm-out agreement between Adira Israel and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse Adira Israel for its proportionate share of the costs incurred by Adira Israel on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will issue to Adira Israel a 3% ORRI on Ellomay’s share of production, until repayment of Ellomay's expenditures in the work program and a 4.5% ORRI from that date forward.

Adira Israel, Brownstone, AGR and Ellomay signed a joint operating agreement (the “Yitzhak JOA”) on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License. The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

According to the Ellomay Farm-Out Agreement and the Yitzhak JOA, Ellomay could elect not to fund activities on the Yitzhak License and be subject to dilution for no consideration (i.e. the diluted interest would be transferred to Adira Israel without cost), or it could transfer one-half of its 20% interest to a third party on negotiated terms. On October 29, 2012, Ellomay advised Adira Israel of its intention to decrease its interest in the Yitzhak License from 20% to 10% by paying reduced operating costs. Ellomay failed to transfer its interest to a third party, and therefore 10% of its interest was transferred back to Adira Israel without cost. Following this transfer, Adira Israel has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest. The new holdings have not yet been approved by the Commissioner.

On June 13, 2012, pursuant to the MOU, Adira Israel granted MELP an option (“MELP Yitzhak Option”) to purchase from Adira Israel a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). Pursuant to the Gabriella 2012, the MELP Yitzhak Option may be exercised until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira Israel for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira Israel an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner. As described above, allegations have been made by MELP against Adira Israel, and by Adira Israel against MELP, that the other is in default of various obligations under the Gabriella JOA and other contracts on the Gabriella License, including the MOU. As such, MELP’s ability to exercise the MELP Yitzhak Option is not assured.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel. The Samuel License was issued on August 1, 2010 to Adira Geo Global Ltd. (“Adira GeoGlobal”) (30% interest), Geo Global Resources (India) Inc. (“GGRI”) (30% interest), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (“Pinetree”) (10% interest) and Brownstone (6.75% interest) for an initial three year exploration period. The Samuel License may be renewed for an additional four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease may be granted if a “discovery” (as defined in the Israeli Petroleum Law) is made. On July 2, 2012, the Commissioner approved an extension of certain milestones associated with the Samuel License. As of the date hereof, we have missed two Ministry milestones on the Samuel License; namely we have not signed a drilling contract by March 31, 2013, and we have not spud a well by April 30, 2013.

The following table sets out the work program that must be completed to maintain the Samuel License:

Samuel Work Program	Milestone Dates
1. Execute a contract with a drilling contractor.	March 31, 2013(1)
2. Spud the first well.	April 30 , 2013(2)
3. Prepare a summary report of the first well and transfer of all of the findings, including tests, samples, logs (if taken), electrical logs and	Within three months from completion of the drilling

Samuel Work Program	Milestone Dates
results of tests (if performed).
4. Submit a work plan for continuation of the work in the license.	Within four months from completion of the drilling

Notes:
(1)	On March 27, 2013, Adira GeoGlobal submitted a request to the Ministry to extend the milestone date to March 31, 2014. As of the date hereof, we are waiting for a formal response.
(2)	On March 27, 2013, Adira GeoGlobal submitted a request to the Ministry to extend the milestone date to September 30, 2014. As of the date hereof, we are waiting for a formal response.

The exploration and extraction activity in the Samuel License is to be performed within the framework of a joint operating agreement (the “Samuel JOA”) between GGRI, Adira Geo Global, Adira Oil, Brownstone and Pinetree, whereby Adira GeoGlobal is the designated operator of the Samuel License. Adira Geo Global is owned 60% by the Company and 40% by GGRI. In accordance with the Samuel JOA, Adira Geo Global is entitled to receive 7.5% of the cumulative direct costs to operate the Samuel License and one-half of a 3% ORRI. According to a cooperation agreement signed between Adira and GGRI on August 20, 2010, GGRI is entitled to 50% of the operator fee received by Adira Geo Global. Adira Geo Global may be removed as the operator if it is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 51% agree to the removal.

On October 26, 2012, Emanuelle Energy Limited (“Emanuelle”) exercised an option to acquire a 7.13% interest in the Samuel License from GGRI and became a signatory to the Samuel JOA thereby reducing GGRI’s direct interest in the Samuel License to 22.88%.

Adira GeoGlobal is owed an aggregate of $2.8 million of operating costs on the Samuel License from GGRI and Emmanuelle under the Samuel JOA, as a result of their direct interest in the license, and the Company is owed an additional $0.2 million from GGRI through its 40% interest in Adira GeoGlobal. The parties are currently discussing a plan to ensure the reimbursement of such amounts. If GGRI and Emanuelle do not repay Adira GeoGlobal for the amounts owed, then in accordance with the Samuel JOA, GGRI and Emmanuelle may be removed from the Samuel JOA, Adira GeoGlobal may seek reimbursement of these costs from the other Samuel License participants in proportion to their respective interests in the Samuel License, and all of the participants, including Adira GeoGlobal, will each receive a proportionate increase in their working interests in the Samuel License. In addition, if GGRI does not repay the Company for the costs owed through GGRI’s 40% ownership interest in Adira GeoGlobal, the Company may have to seek reimbursement through continued negotiation or litigation.

Myra and Sara Option

Adira Israel has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”). The Myra and Sara Licenses are located offshore Israel approximately 40 km west of the City of Hadera. These license areas total 800 sq. km. Adira Israel currently ascribes no value to the Myra and Sara Licenses and as such the Company does not consider the Myra and Sara Options to be material to its operations.

Yam Hadera Option

Pursuant to the Gabriella 2012 Agreement, Adira Israel has an option (the “Yam Hadera Option”) to acquire up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira Israel’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

As discussed above, due to allegations made by MELP against Adira Israel, and by allegations made by Adira Israel against MELP, both parties assert that the other is in default of various obligations under the Gabriella JOA and other contracts, including the Gabriella 2012 Agreement. Accordingly, there is no assurance that Adira Israel will be able to exercise the Yam Hadera Option.

Capital Expenditures and Divestitures

During the three month period ended March 31, 2013, the Company incurred capital expenditures of approximately $1.3 million which relates primarily to costs incurred in the planning and development of the Gabriela well.

The Company's planned capital expenditures for the next twelve months include the Company’s drilling program in connection with the Licenses.

Additional disclosure for venture issuers without significant revenues:

	Three Month Period Ended
	March 31,
	2013	2012
	U.S. dollars in thousands
Capitalized and expensed Exploration costs	$3,108	$498
General and administrative expenses (including share based compensation)	$1,472	$1,089

Discussion of Operations

The following table show selected summary consolidated results of operations which have been derived from the interim consolidated financial statements of the Company at March 31, 2013:

	Three Month Period Ended
	March 31,
	2013	2012
	U.S. dollars in thousands
Revenues and other income	$13	$660

Expenses:
Exploration expenses	1,893	498
General and administrative expenses	1,472	1,089
Impairment charge	2,243	65

Total expenses	5,608	1,652

Operating loss	(5,595)	(992)

Financing income	2,480	24
Financing expense	(13)	-

Loss before income taxes	$(3,128)	$(968)
Income taxes	-	-

Net loss and comprehensive loss	$(3,128)	$(968)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(3,128)	$(957)
Non-controlling interests	-	(11)

Basic and diluted net loss per share attributable to equity holders of the parent	(0.02)	(0.01)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	180,781,093	101,768,453

Revenues and Other Income
	Three Month Period Ended
	March 31,
	2013	2012
	U.S. dollars in thousands

Consulting fees	$12	$204
Operator fees	1	38
Income from farm-out	-	418

	$13	$660

“Consulting fees” relates to consulting services in respect of the Licenses on a “time and materials” basis. For the three month period ended March 31, 2013, the Company earned consulting fees of $12,000, as compared to $204,000 for the three month period ended March 31, 2012. During the three month period ended March 31, 2013, consulting fees relate to the Samuel license only. Due to the cessation of operations on the Gabriella License and the dispute among the license participants, as described above, the Company has not recorded any revenues in respect of the Gabriella License for 2013. In 2012, consulting fees were earned in respect of the Samuel License and Gabriella License.

“Operator fees” relates to fees we received as the operator on the Licenses, at a fixed rate of the total exploration costs incurred by the respective Unincorporated Joint Ventures. For the three month period ended March 31, 2013, the Company earned operator fees of $1,000, as compared to $38,000 for the three month period ended March 31, 2012. The decrease in 2013 is due to the cessation of operations on the Gabriella License, and relatively small activities on the Yitzhak and Samuel Licenses, as compared to 2012.

“Income from farm-out” relates mainly to fees received from MELP and MEGP, relating to the farm-out of 70% of the Company’s interest in the Gabriella License pursuant to the Gabriella 2010 Agreement and the reimbursement of prior costs incurred on the Yitzhak License from Ellomay in connection with Adira Israel’s farm out of its 20% working interest in January 2012, as described above.

Expenses

Exploration Expenses

For the three month period ended March 31, 2013, exploration expenses amounted to $1,893,000 as compared to $498,000 for three month period ended March 31, 2012. The increase in exploration expenses in 2013 is due to costs that were incurred during the quarter, following the decision to suspend operations on the Gabriella License.

General and Administrative Expenses

For the three month period ended March 31, 2013, general and administrative expenses amounted to $1,472,000 as compared to $1,089,000 for three month period ended March 31, 2012. The increase in general and administrative expenses resulted primarily from increased legal and accounting expenses relating to planned financings that were not completed in 2013, and the recording of a provision for doubtful debts in respect of a receivable owing by MEGP. The increase in the general and administrative expenses is offset by the decrease in share based compensation ($62,000 in 2013 as compared to $245,000 in 2012). The decrease is mainly due to the fact that most of the Company’s options that were granted in prior years are now either fully vested or expired.

Impairment Charge

For the three month period ended March 31, 2013, the impairment charge amounted to $2,243,000 as compared to $65,000 for the three month period ended March 31, 2012. The impairment in 2013 relates primarily to costs incurred during the quarter, prior to the decision to suspend operations on the Gabriella License.

Financing Income/Expense

For the three month period ended March 31, 2013, financing income amounted to $2,480,000 as compared to $24,000 for the three month period ended March 31, 2012. Financing expenses amounted of $13,000 for the three month period ended March 31, 2013, as compared to $0 for the three month period ended March 31, 2012 The warrants issued in the August 2012 financing are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in financing income expenses.

In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel while most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. The Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Loss

The Company reported a net loss and comprehensive loss for the three month period ended March 31, 2013, of $3.1 million as compared to a net loss and comprehensive loss of $968,000 for three month period ended March 31, 2012. The primary reason for the increase in the loss during 2013 is a result of an increase in expenses, mainly, the impairment charges in respect of the Gabriella License, and increased general and administrative expenses. The increase in expenses is offset by the financing income, but has resulted in a net increase in the net loss, when compared to the same period for 2012.

Inflation

During the three month period ended March 31, 2013, and 2012, inflation has not had a material impact on our operations.

Government Regulation

The Licenses have been granted to us, through various subsidiaries, by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Summary of Quarterly results

		Quarter ended
	March 31,	December 31, 2012	September 30, 2012	June 30, 2012
	2013
	U.S dollars in thousands, except per share data
Revenues	$13	318	422	489
Net Loss	$3,128	7,264	1,460	865
Net Loss per share*	$0.02	0.04	0.01	0.01

*Attributable to equity holders of the Company

		Quarter ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	U.S dollars in thousands, except per share data
Revenues	$660	236	335	245
Net Loss	$968	2,170	3,999	2,126
Net Loss per share*	$0.01	0.02	0.04	0.02

*Attributable to equity holders of the Company

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. Net losses increased from the quarter ended June 30, 2011, through to quarter ended December 31, 2011, as a result of increased exploration activities on the Licenses. As of the quarter ended March 31, 2012, the Company commenced the capitalization of most of its exploration expenses to the Company's Statement of Financial Position as they relate directly to the execution of the drilling plan on the Licenses, which has resulted in a decrease in the net loss per quarter.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $32.1 million during the three month period ended March 31, 2013 ($20.1 million during the three month period ended March 31, 2012), and the Company had positive cash flows from operations of $1,239,000 during the three month period ended March 31, 2013 ($492,000 during the three month period ended March 31, 2012). The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

During the three month period ended March 31, 2013, the Company's overall position of cash and cash equivalents decreased by $1,267,000. This decrease in cash can be attributed to the following activities:

The Company's net cash generated by operating activities during the three month period ended March 31, 2013, was $1,239,000 as compared to net cash used in an amount of $492,000 for the three month period ended March 31, 2012. Despite the increase in operating and general and administrative expenses during 2013, as compared to the same period in 2012, there was a significant reduction in accounts receivables, other receivables and prepaid expenses, which has resulted in a decrease in cash used in operating activities in 2013, when compared to the same period in 2012.

Cash used in investing activities during the year three month period ended March 31, 2013, was $2,501,000 as compared to cash used in investing activities of $730,000 during the three month period ended March 31, 2012. The investment in 2012 and 2013 relates to the capitalization of drilling costs in respect of the Licenses. There was more activity in 2013 as compared to the same period in 2012.

Cash provided by financing activities for the three month period ended March 31, 2013, was $0 as compared to $63,000 during the three month period ended March 31, 2012.

There are no legal restrictions on transferring funds between Canada and Israel.

Capital resources

As at March 31, 2013, the Company's cash and cash equivalents were $1.1 million as compared to $7 million as at March 31, 2012. The majority of these funds are held in US Dollars. As at March 31, 2013, the Company had a negative working capital of $4.1 million as compared to positive working capital of $6.6 million as at March 31, 2012.

Commitments

Certain Adira subsidiaries that hold the Company’s offshore licenses have Ministry mandated commitments to complete the work programs on all of the Licenses. Based on the current commitments, Adira Geo Global is required to spud at least one well on the Samuel License by April 30, 2013 (we have applied to Ministry to extend this milestone) and Adira Israel is required to spud at least one well on the Gabriella License by June 30, 2013 and on the Yitzhak License by October 30, 2013.

Approved Expenditures Relating to the Gabriella, Yitzhak and Samuel Licenses

As of March 31, 2013, the remaining approved expenses for the advancement of the drilling programs on the Licenses is approximately $64 thousand. These expenses have not been paid to date. The total amount of approved expenditures will increase as the Company, through various subsidiaries, and the other License participants approve additional expenses and will decrease as such approved expenditures are spent.

In order to maintain the Licenses the Company, through various subsidiaries, is required to expend additional amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain its interests in its oil and gas properties. As of the date hereof, we have missed two Ministry milestones on the Samuel License; namely we have not signed a drilling contract by March 31, 2013, and we have not spud a well by April 30, 2013. As described above, we have requested an extension of both milestones and await a formal response from the Ministry. There is no assurance that the Ministry will grant our requests. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s subsidiaries’ participating interests in the Licenses.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 180,781,093 common shares outstanding, 97,423,015 warrants outstanding and 15,801,109 options granted to directors, officers and employees.

Management of Capital

	Three Month Period Ended
	March 31,
	2013	2012
	U.S. dollars in thousands

EQUITY
Share capital	$-	$-
Additional paid-in capital	$34,041	$28,032
Accumulated deficit	$(32,084)	$(20,126)

Equity attributable to equity holders of the parent	$1,957	$7,906
Non-controlling interests	$-	$272

Total equity	$1,957	$8,178

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See “Commitments” above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the three month period ended March 31, 2013, the Company incurred $119 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $204 thousand during the three month period ended March 31, 2012.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Exploration and evaluation assets;
  Share-based payment transactions;
  Joint oil and gas ventures;
  Farm out arrangements in the exploration and evaluation phase;
  Impairment of financial assets; and
  Revenue recognition.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Exploration and evaluation assets

Pre-license costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

During the period ended March 31, 2013, the Company recorded an impairment charge of $4 million which primarily relates to the cessation operations on the Gabriella License and write off expenses incurred in the preparation and logistics of spudding the first well, which has been delayed.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company, through certain subsidiaries, conducts petroleum and natural gas exploration activities jointly with other participants who each have direct interests in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A “farm-out” is the transfer of an oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the original interest holder (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;
  the Company does not recognize a gain or loss on the farm out arrangement, but rather designates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and
  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are mainly derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Licenses and is entitled to operator fees and revenues are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – The Company provides consulting services in respect of the Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the three month period ended March 31, 2013, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of March 31, 2013, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s president and chief executive officer and the chief financial officer. Based on these evaluations, the president and chief executive officer and the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. As of March 31, 2013, the Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $2.2 million and on accounts and other receivable of $1.8 million. None of the Company’s accounts receivable is overdue as at March 31, 2013. As of March 31, 2013, the restricted deposits amount to $1.1 million and relates primarily to a bank guarantee in respect of the Company’s Israeli office lease and a guarantee in favor of Israeli Deportment of Customs and VAT.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of March 31, 2013, the Company had cash and cash equivalents of $1.1 million, restricted deposits of $1.1 million and accounts and other receivables of $1.8 million against current trade and other payables in the amount of $8.2 million.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 30, 2013, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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